SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Transaction in own shares

Ryanair Holdings plc (the "Company") today announces that on Thursday, 3 October 2024 it purchased for cancellation a total of 341,368 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and 86,000 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

	Per Ordinary Share	Per Ordinary Share underlying American Depositary Shares
Volume weighted average price paid	€15.9956	US$21.4904
Highest price paid	€16.350	US$21.890
Lowest price paid	€15.890	US$21.200

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 27 August 2024 (the "Programme").

As announced on 27 August 2024, all shares purchased by the Company will be cancelled. In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a schedule of individual trades by J&E Davy on behalf of the Company as part of the Programme is outlined in this announcement below.

Enquiries:

Contact:
Peter Larkin
Ryanair Holdings Plc
Tel: + 353 1 945 1212

Schedule of Trades:

Issuer name:	Ryanair Holdings plc
LEI	635400BR2ROC1FVEBQ56
ISIN:	IE00BYTBXV33
Intermediary name:	J&E Davy
Intermediary code:	DAVYIE21
Time zone:	BST
Currency:	EUR

Number of Shares	Gross Price per Share	Currency	Trade Time	Exchange	Trade ID
125000	15.9	EURO	08:58:24	Euronext Dublin	00043192075TRLO0-1
18250	15.98	EURO	11:01:58	Euronext Dublin	00043192946TRLO0-1
14250	15.975	EURO	12:52:50	Euronext Dublin	00043194051TRLO0-1
43110	15.98	EURO	13:04:01	Euronext Dublin	00043194152TRLO0-1
19000	16.35	EURO	14:47:59	Euronext Dublin	00043196893TRLO0-1
16225	16.3	EURO	14:52:42	Euronext Dublin	00043197029TRLO0-1
4333	16.225	EURO	14:58:27	Euronext Dublin	00043197241TRLO0-1
30250	16.07	EURO	15:14:51	Euronext Dublin	00043198034TRLO0-1
44200	16	EURO	15:36:26	Euronext Dublin	00043198755TRLO0-1
18250	15.94	EURO	15:38:04	Euronext Dublin	00043198785TRLO0-1
8500	15.89	EURO	15:43:03	Euronext Dublin	00043198906TRLO0-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 October, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary